SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

Amendment No. 2 to

SCHEDULE 13E-3

(Rule 13e-100)

Transaction Statement Under Section 13(e) of the Securities
Exchange Act of 1934 and Rule 13e-3 Thereunder

Rule 13e-3 Transaction Statement

under Section 13(e) of the Securities Exchange Act of 1934

CANANDAIGUA NATIONAL CORPORATION

(Name of Issuer)

CANANDAIGUA NATIONAL CORPORATION

(Names of Persons Filing Statement)

Common Stock

(Title of Class of Securities)

137143103

(CUSIP Number of Class of Securities)

Frank H. Hamlin, III

President and Chief Executive Officer
72 South Main Street

Canandaigua, New York 14424
(585) 394-4260

(Name, Address and Telephone Numbers of Person Authorized to Receive
Notices and Communications on Behalf of the Persons Filing Statement)

Copy to:

Deborah J. McLean, Esq.

John D. Moragne, Esq.

Nixon Peabody LLP

1300 Clinton Square

Rochester, New York 14604

(585) 263-1307

Facsimile: (866) 947-0724

This statement is filed in connection with (check the appropriate box):

☐

a.

The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation

14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

☐

b.

The filing of a registration statement under the Securities Act of 1933.

☒

c.

A tender offer.

☐

d.

None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:☐

Check the following box if the filing fee is a final amendment reporting the results of the transaction:☐

CALCULATION OF FILING FEE

Transaction Value*	Amount of Filing Fee
$3,736,327	$509.64(1)

(1)

Previously paid.

*

Calculated solely for the purpose of determining the filing fee, which was based upon the tender offer price of $161.00 per share for the eligible common stock as of June 26, 2013 multiplied by our estimate of the maximum number of shares to be purchased (23,207).

☐

Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of filing.

Amount Previously Paid:

N/A

Form or Registration No.:

N/A

Filing Party:

N/A

Date Filed:

N/A

Introduction and Explanatory Note

This Amendment No. 2 to the Transaction Statement on Schedule 13E-3 amends and supplements the Transaction Statement on Schedule 13E-3, as amended by Amendment No. 1 thereto (the “Schedule 13E-3”), filed with the Securities and Exchange Commission on July 1, 2013 and July 18, 2013, respectively, by Canandaigua National Corporation (the “Company”) in connection with the Company’s offer to purchase for cash shares of the Company’s common stock held by shareholders who owned 99 or fewer shares as of the close of business on June 26, 2013, pursuant to the offer to purchase, as amended, and the related letter of transmittal.  Except as otherwise noted below, no changes have been made to the Schedule 13E-3, the offer to purchase or the letter of transmittal.

Items 1 through 15 of the Schedule 13E-3, as amended, which incorporate by reference the information contained in the offer to purchase, as amended, are hereby amended as follows:

The expiration date of the offer to purchase, which was initially established to be 5:00 p.m. Eastern Time on August 12, 2013, has been extended to 5:00 p.m. Eastern Time on August 26, 2013.  The expiration date of the offer to purchase may be further extended.  In addition, the $50.00 bonus payment that was initially to be paid to each eligible shareholder whose letter of transmittal and stock certificates or other documents were received prior to the expiration date of August 12, 2013, will be paid to each eligible shareholder whose letter of transmittal and stock certificates or other documents are received prior to the extended expiration date of August 26, 2013.  The offer to purchase and letter of transmittal are amended in their entirety to: (a) replace all references to the expiration date of the offer to purchase from 5:00 p.m., Eastern Time, on August 12, 2013 to 5:00 p.m., Eastern Time, on August 26, 2013, and (b) replace all references to August 12, 2013 used in connection with the eligibility to receive the $50.00 bonus payment to August 26, 2013.

ITEM 16. EXHIBITS.

Exhibit No.

Description

16(a)(1)(i)

Amended Offer to Purchase*

16(a)(1)(ii)

Letter of Transmittal*

16(a)(1)(iii)

Form of Lost Stock Affidavit*

16(a)(1)(iv)

Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

16(a)(1)(v)

Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

16(a)(1)(vi)

Instruction Form For Shares Held by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

16(a)(1)(vii)

Form of Notice of Guaranteed Delivery*

16(a)(1)(viii)

Letter to Eligible Shareholders from Frank H. Hamlin, III, President and Chief Executive Officer, dated July 1, 2013*

16(a)(1)(ix)

Letter to All Shareholders from Frank H. Hamlin, III, President and Chief Executive Officer, dated July 1, 2013*

16(a)(1)(x)

Press Release dated August 12, 2013

* Previously filed.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CANANDAIGUA NATIONAL CORPORATION

By: /s/ Frank H. Hamlin, III

Frank H. Hamlin, III

President and Chief Executive Officer

Dated: August 12, 2013